               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 1)<F1>

                 Lexington B & L Financial Corp.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          529017 10 5
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 31, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 14 Pages

CUSIP No. 529017 10 5
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            121,700*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                            121,700
ing Person     10. Shared Dispositive
with               Power                            121,700*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 121,700*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.62%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Jerome H. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 15,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of his wife, Susan B. Davis.

                             Page 2 of 14 Pages

CUSIP No. 529017 10 5
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 15,000
Shares         8.  Shared Voting
Beneficially       Power                            106,700*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                             15,000
ing Person     10. Shared Dispositive
with               Power                            106,700*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 121,700*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.62%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 3 of 14 Pages

          This is Amendment No. 1 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Lexington B & L Financial Corp., a Missouri corporation ("Lexington"), as filing with the Securities and Exchange Commission on September 12, 1996.

          This Amendment No. 1 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of Lexington, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)." Information contained in this Amendment No. 1 which comprises a part of this Statement as originally filed is identified below where applicable.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of Lexington B & L Financial Corp., a Missouri corporation ("Lexington") with its principal executive offices located at 919 Franklin Avenue, Lexington, Missouri 64067."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).




                        Page 4 of 14 Pages

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Pursuant to a stock subscription for Common Stock, Mrs. Davis paid $150,000.00 for an aggregate of 15,000 shares of Common Stock owned by her. Additionally, Mr. and Mrs. Davis paid an aggregate of $958,596.25 for an aggregate of 94,200 shares of Common Stock jointly owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

          B. Item 3 of the Statement is hereby further supplemented by the addition of the following information:

          "Since filing the Statement, Mr. and Mrs. Davis paid an aggregate of $137,656.25 for an aggregate of 12,500 shares of Common Stock jointly owned by them. All such shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis and were purchased with their personal funds."













                        Page 5 of 14 Pages

Item 4.   PURPOSE OF TRANSACTION.

          The information set forth in Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Lexington. Based on Mr. Davis' review of Lexington's December quarterly results, Mr. and Mrs. Davis now believe that Lexington must implement several measures to enhance shareholder value. Such measures along with Mr. Davis' several concerns regarding Lexington's recent financial performance are discussed in his February 3, 1997 letter to each member of its Board of Directors. A copy of Mr. Davis' letter to Erwin Oetting, Jr., Chairman of Lexington's Board of Directors, is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis states his belief that the directors of Lexington must take immediate action to enhance shareholder value and thereby avoid a possible decline of several points in the price of the Common Stock. Such action is further warranted since the Common Stock no longer trades "cheap" to book value ($15.02 per share).

          Mr. Davis urges Lexington's directors to implement the following measures: i) repurchase shares of Common Stock at prices up to 100% of book value, if not more, ii) declare a substantial regular quarterly dividend to utilize its exorbitant 30.8% capital ratio, and iii) declare a large "special" dividend (taxable or otherwise) to sharply reduce its excessive capital ratio and thereby improve its ROE.

          Mr. Davis' proposals are in response to Lexington's poor financial performance as reflected in its recent
     December quarterly results which evidence the following:

          1) QUARTERLY EARNINGS. Lexington's December quarterly earnings of only $205,000 does not support the current price of Common Stock of $13.75 per share. These recent earnings are even below its earning for the September quarter (excl. the SAIF charge). At this rate, EPS will be only $.64 for the year ending September 30, 1997 - based on 1,265,000 shares of Common Stock outstanding. This reflects a PE ratio which is very rich at 21.5 times earnings.





                        Page 6 of 14 Pages

          2) BOOK VALUE. As noted, the Common Stock no longer trades "cheap" to book value ($15.02). At $13.75 per share, the Common Stock trades at a full 92% of its book value.
     This is another indication that the Common Stock is vulnerable to declining in price by several points.

          3) POOR RETURN ON EQUITY. Over the past six months the book value of the Common Stock has only increased $.21 (from $14.81 to $15.02). Lexington's rate of earnings have now declined to a point where its current return on equity is a meager 4.3%, when annualized on December quarterly results.

          4) CAPITAL RATIO. As noted, Lexington's maintains an unreasonably high capital ratio of 30.8%.

          Mr. Davis also observes that Lexington's assets and deposits have not grown in the past six months. This stagnant condition and Lexington's poor financial profile as discussed above provide little basis for Mr. Davis to believe that the price of the Common Stock can rise any further.

          Mr. Davis concludes his letter by reiterating his recommendations to Lexington's Board of Directors to implement the measures discussed above, including declaring a significant regular dividend - which is months past due. Mr. Davis believes such enhancements will result in an increase in the value of the Common Stock.

          Mr. Davis plans to engage in further communications and discussions with Lexington's Board of Directors, and management regarding the matters discussed in his letter.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."









                        Page 7 of 14 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the following Paragraphs
(a) through (e) of Item 5 is hereby amended and restated in its entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 121,700 shares, representing 9.62 percent of the outstanding shares of Common Stock based on 1,265,000 shares of Common Stock disclosed by Lexington as outstanding on February 3, 1997. Of such shares, 15,000 (1.19%) are held in the name of Mrs. Davis, and 106,700 (8.43%) are held in the name of Mr. and Mrs. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mrs. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 15,000 shares of Common Stock owned by her, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 106,700 shares of Common Stock jointly owned by her and Mr. Davis.

               (ii) Subject to the matter referred to in paragraphs (a) and (b)(i) hereof, Mr. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 106,700 shares of Common Stock jointly owned by him and Mrs. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 15,000 shares of Common Stock owned by Mrs. Davis.

          (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."













                        Page 8 of 14 Pages

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Lexington."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 was disclosed in Item 7 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

          B. The information in Item 7 is hereby supplemented by the addition of the following:

          "2. Letter dated February 3, 1997 from Jerome H. Davis to Erwin Oetting, Jr., Chairman of the Board of Directors of
     Lexington. Identical letters were also sent all of Lexington's other directors."





















                       Page 9 of 14 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    2/4/97        Jerome H. Davis
                      Date           (Signature)

                    2/4/97        Susan B. Davis
                      Date           (Signature)








































                       Page 10 of 14 Pages

                           Schedule A
          Information with Respect to Transactions in the
          Common Stock of Lexington B & L Financial Corp.
               by Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Susan D. Davis:

1.  5/21/96     15,000         $10.00           Lex.     Stock
                                                B&L      Subsc-
                                                Fin.     ription
                                                Corp.

Mr. and Mrs. Davis:

2.  8/9/96       6,000           9.875          OTC      **<F4>

3.  8/21/96      3,000          10.00           OTC      **<F4>

4.  8/22/96     10,000          10.06           OTC      **<F4>

5.  8/27/96      5,000          10.125          OTC      **<F4>

6.  8/27/96      4,000          10.125          OTC      **<F4>

7.  8/27/96      7,500          10.125          OTC      **<F4>

8.  9/4/96       6,500          10.1875         OTC      **<F4>

9.  9/5/96      10,000          10.1875         OTC      **<F4>

10.  9/5/96      4,000          10.1875         OTC      **<F4>

11.  9/5/96        700          10.25           OTC      **<F4>

12.  9/5/96     12,000          10.25           OTC      **<F4>

13.  9/5/96      2,000          10.25           OTC      **<F4>
__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

                        Page 11 of 14 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Mr. and Mrs. Davis:

14.  9/6/96      1,000         $10.19           OTC      **<F4>

15.  9/6/96     15,000          10.31           OTC      **<F4>

16.  9/6/96      6,000          10.31           OTC      **<F4>

17.  9/9/96      1,500          10.31           OTC      **<F4>

18.  9/12/96    10,000          10.25           OTC      **<F4>

19.  1/31/97     2,500          14.0625         OTC      **<F4>

















__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

          The transactions listed in Nos. 18 and 19 of Schedule A have not been previously reported.

                        Page 12 of 14 Pages